

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

July 30, 2009

<u>Via International Mail</u>

Larysa Dekhtyaruk
Chief Executive Officer
Loran Connection Corp.
190 Dzerjinskogo St., Ovidiopol,
Odesska obl., 67801,
Ukraine

> **Re: Loran Connection Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 22, 2009**
> **File No. 333-159517**

Dear Ms. Dekhtyaruk:

    We have reviewed your responses to the comments in our letter dated June 22, 2009 and have the following additional comments.

<u>General</u>

1. We note your response to prior comment 1. You state that you inadvertently omitted language with respect to your president offering to loan the company money. This disclosure does not, however, appear in your amended registration statement either. Furthermore, the response is inconsistent with the language on page 20, which states that no party has expressed willingness to provide additional funds. Please revise accordingly.

2. If you plan on adding disclosure regarding the offer of support from your president, please also note, if true, that the offer does not constitute a guarantee from your president to provide funds.

Our Business, page 3

3. Please revise the first sentence of the third paragraph of this section to quantify the amount of additional financing you anticipate needing to operate your business for the next six months and for the next twelve months.

4. Also please revise the summary or add a risk factor to indicate that your officers and directors are currently taking no salary and investors should factor in potential salaries when trying to consider when the company might become profitable.

Termination of the Offering, page 3

5. We note your response to prior comment 6. Please revise the clause you added in response to our comment by adding brackets to indicate that you will provide the date of expiration for this continuous offering, once known.

Description of Business, page 14

6. We note your response to prior comment 13. Please, however, revise this section to reflect the current state of your business. As written, much of this section gives the impression that you are currently providing these travel services. Other disclosure throughout the prospectus, however, represents that you have not begun any operations.

7. Also, please revise to include steps you have taken to implement your operations, if any.

8. We note your response to prior comment 15. Please, however, revise to eliminate all marketing language. Problematic examples include your discussions of the cities on page 14.

Reception and Support Services, page 15

9. We note your response to prior comment 17. Please revise to provide your explanation in the prospectus.

Website Marketing Strategy, page 16

10. We note your response to prior comment 19. Please file this agreement as an exhibit with your next amendment.

<u>Plan of Operation, page 19</u>

11. Please revise to provide the bases for the costs that you present in this section or note that they are your own estimates.

12. We note that you plan to hire one to three travel representatives for $2 to $6 thousand dollars. Please revise to clarify whether that salary is meant to be for a year and whether the persons are expected to work full time or part time.

<u>Certain Relationships and Transactions, page 24</u>

13. We note your response to prior comment 27. Please revise to provide the name of the related party who provided the loan.

<u>Exhibit 3.1</u>

14. Please refile this exhibit to include the entire articles of incorporation.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Dean Law Corp.
        Via facsimile: (206) 493-2777